

January 6, 2012

<u>Via E-Mail</u>
Mr. Brian Slobodow
Chief Executive Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re:** **U.S. Silica Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-175636**

Dear Mr. Slobodow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   As we requested in response to each filing and subsequent amendment, please include the price range in your next amendment and fill in all related missing information. Remember to allow sufficient time for the staff to review all new or revised disclosure and any additional exhibits or other information you provide.

<u>Use of Proceeds, page 40</u>

2.   We note the new disclosure you provide at pages 40 and 60 regarding anticipated capital expenditures and the use of proceeds. Once the information regarding the pricing and estimated proceeds is available, please revise this section to quantify the amounts estimated for each designated purpose, including the amount to be designated to fund "future capital expenditures."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
     Robert M. Hayward
     Kirkland & Ellis LLP